Condensed Consolidated Interim Financial Statements

For the three months ended
November 30, 2015
(Unaudited)

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)
(unaudited)

	November 30,	August 31,
	2015	2015

Assets

Current Assets
Cash and cash equivalents	$3,156,769	$5,247,738
Other receivables	469,858	424,259
Prepaid expenses and deposits	381,391	680,008
	4,008,018	6,352,005

Non-Current Assets
Exploration and evaluation assets (note 5)	10,839,078	9,003,980
Property, plant and equipment (note 6)	103,953,300	103,867,289
	114,792,378	112,871,269

	$118,800,396	$119,223,274

Liabilities

Current Liabilities
Accounts payable	$741,892	$488,719
Accrued liabilities	607,365	600,070
Deferred flow-through share premium (note 7)	88,164	293,808
Warrants denominated in foreign currency (note 8)	125,818	288,857
	1,563,239	1,671,454

Non-Current Liabilities
Site closure and reclamation provisions	263,600	263,600

	1,826,839	1,935,054

Shareholders’ Equity

Share Capital (note 9b)	164,919,377	164,695,991
Reserve for Warrants (note 9c)	4,020,968	4,020,968
Reserve for Share Based Payments (note 9d)	16,352,197	16,244,942
Reserve for Brokers’ Compensation Warrants (note 9e)	219,238	219,238
Accumulated Deficit	(68,538,223)	(67,892,919)

	116,973,557	117,288,220

	$118,800,396	$119,223,274

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

Avalon Rare Metals Inc.	Page 1
Unaudited Interim Financial Statements
For the three months ended November 30, 2015

Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Three Months Ended
	November 30,
	2015	2014

Revenue

Interest	$13,895	$15,415

Expenses

Corporate and administrative expenses (note 10)	939,603	1,242,499
Impairment loss on exploration and evaluation assets (note 5)	-	2,375
Write-off of land acquisition option payments (note 11)	-	212,960
General exploration	4,025	17,544
Depreciation	9,571	12,636
Share based compensation (note 9d)	77,739	283,088
Foreign exchange gain	(3,056)	(9,902)
Decrease in fair value of warrants denominated in foreign currency (note 8)	(163,039)	(1,126,913)

	864,843	634,287

Net Loss before Income Taxes	(850,948)	(618,872)

Deferred Income Tax Recoveries (note 7)	205,644	-

Net Loss and Total Comprehensive Loss for the period	$(645,304)	$(618,872)

Loss per Share - Basic and Diluted	$(0.00)	$(0.00)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	154,058,042	126,667,591

Avalon Rare Metals Inc.	Page 2
Unaudited Interim Financial Statements
For the three months ended November 30, 2015

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital			Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2014	126,343,686	$158,553,485	$3,863,018	$15,270,866	$123,576	$(64,716,545)	$113,094,400
Equity offerings	1,381,967	343,258	-	-	-	-	343,258
Share based compensation	-	-	-	354,121	-	-	354,121
Share issuance costs - cash	-	(59,926)	-	-	-	-	(59,926)
Net loss for the three month period	-	-	-	-	-	(618,872)	(618,872)

Balance at November 30, 2014	127,725,653	158,836,817	3,863,018	15,624,987	123,576	(65,335,417)	113,112,981
Equity offerings	25,009,829	6,951,976	184,370	-	-	-	7,136,346
Issued for other considerations	-	-	1,184	-	-	-	1,184
Exercise of options	50,000	11,000	-	-	-	-	11,000
Reserve transferred on exercise of options	-	4,282	-	(4,282)	-	-	-
Compensation warrants issued on equity offerings	-	-	-	-	95,662	-	95,662
Share based compensation	-	-	-	624,237	-	-	624,237
Share issuance costs – cash	-	(1,015,323)	(24,703)	-	-	-	(1,040,026)
Share issuance costs – compensation warrants issued	-	(92,761)	(2,901)	-	-	-	(95,662)
Net loss for the nine month period	-	-	-	-	-	(2,557,502)	(2,557,502)

Balance at August 31, 2015	152,785,482	164,695,991	4,020,968	16,244,942	219,238	(67,892,919)	117,288,220
Equity offerings	1,553,724	248,086	-	-	-	-	248,086
Share based compensation	-	-	-	107,255	-	-	107,255
Share issuance costs - cash	-	(24,700)	-	-	-	-	(24,700)
Net loss for the three month period	-	-	-	-	-	(645,304)	(645,304)

Balance at November 30, 2015	154,339,206	$164,919,377	$4,020,968	$16,352,197	$219,238	$(68,538,223)	$116,973,557

Avalon Rare Metals Inc.	Page 3
Unaudited Interim Financial Statements
For the three months ended November 30, 2015

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended
	November 30,
	2015	2014

Operating Activities

Cash paid to employees	$(455,997)	$(557,226)
Cash paid to suppliers	(377,615)	(512,326)
Interest received	12,899	14,419

Cash Used by Operating Activities	(820,713)	(1,055,133)

Financing Activities

Proceeds from equity offerings	222,280	278,934

Cash Provided by Financing Activities	222,280	278,934

Investing Activities

Exploration and evaluation assets	(1,418,023)	(569,212)
Property, plant and equipment	(77,569)	(1,259,436)

Cash Used by Investing Activities	(1,495,592)	(1,828,648)

Change in Cash and Cash Equivalents	(2,094,025)	(2,604,847)

Foreign Exchange Effect on Cash	3,056	9,902

Cash and Cash Equivalents – beginning of period	5,247,738	6,017,598

Cash and Cash Equivalents – end of period	$3,156,769	$3,422,653

Supplemental Cash Flow Information (note 14)

Avalon Rare Metals Inc.	Page 4
Unaudited Interim Financial Statements
For the three months ended November 30, 2015

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

1.	Nature of Operations

Avalon Rare Metals Inc. (the “Company”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AVL), on the OTCQX® Best Market (OTCQX: AVLNF), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of the Company is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

The Company is in the process of exploring and developing its mineral resource properties. To date, the Company has not earned significant revenues.

The realization of amounts shown for its exploration and evaluation assets and its development asset - Nechalacho Rare Earth Elements Project (the “Nechalacho REE Project”) is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

The Company is principally engaged in the acquisition, exploration, evaluation and development of rare metal and mineral properties located principally in Canada.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and, as is common with many exploration and development companies, raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $645,304 for the three months ended November 30, 2015 (the “Quarter”) and an accumulated deficit of $68,538,223 as at November 30, 2015.

The Company’s cash and cash equivalents balance at November 30, 2015 is $3,156,769 and adjusted working capital is $2,658,761 (calculated by adding back the deferred flow-through share premium of $88,164 and the liability for warrants denominated in foreign currency of $125,818 to the net current assets of $2,444,779). Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favorable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. As at November 30, 2015, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $1,146,138 by December 31, 2016. This amount represents the remaining balance of the required expenditures resulting from the prospectus offering completed in May 2015. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand and through planned equity financings.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on January 12, 2016.

Avalon Rare Metals Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

2.	Basis of Presentation

a)	Statement of Compliance and Basis of Presentation

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, as issued by International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2015.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company’s consolidated annual financial statements for the year ended August 31, 2015.

b)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), Avalon Rare Metals Processing Inc. (“ARMP”) and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML, ARMP and ARMLLC are incorporated in the United States of America (“USA”). ARML, ARMP and ARMLLC have not carried on any significant operations since their inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. ARMP was dissolved on February 11, 2015. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.	Significant Accounting Policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2015, as described in Note 3 of those financial statements.

Avalon Rare Metals Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

4.	Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective:

a)	IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

b)	IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Avalon Rare Metals Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

5.	Exploration and Evaluation Assets

	September 1,		Impairment	November 30,
	2015	Expenditures	Loss	2015
For the Quarter
Separation Rapids Lithium Project (a)	$5,637,890	$653,947	$-	$6,291,837
East Kemptville Tin-Indium Project (b)	3,148,165	1,151,601	-	4,299,766
Miramichi Tin Project (c)	202,925	29,550	-	232,475
Warren Township Anorthosite Project (d)	-	-	-	-
Other (e)	15,000	-	-	15,000

	$9,003,980	$1,835,098	$-	$10,839,078

	September 1,		Impairment	August 31,
	2014	Expenditures	Loss	2015
For the year ended August 31, 2015
Separation Rapids Lithium Project (a)	$5,089,720	$548,170	$-	$5,637,890
East Kemptville Tin-Indium Project (b)	1,857,161	1,291,004	-	3,148,165
Miramichi Tin Project (c)	178,109	24,816	-	202,925
Warren Township Anorthosite Project (d)	-	6,425	(6,425)	-
Other (e)	15,000	-	-	15,000

	$7,139,990	$1,870,415	$(6,425)	$9,003,980

Avalon Rare Metals Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

5.	Exploration and Evaluation Assets (continued)

a)	Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario.

b)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia. The special licence has been renewed multiple times since then.

In September 2014, the Company submitted an application for a new Special Licence reflecting the entire original mine site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved this application. The current Special Licence has a term of three years beginning on February 2, 2015 and includes a requirement to incur $5.25 million in expenditures over the three years including $750,000 in the first year (of which $2,037,915 had been incurred by November 30, 2015).

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence.

c)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

During the Quarter, the Company entered into an option letter agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located in Charlotte County, New Brunswick. To keep the option in good standing, the Company is required to incur exploration expenditures of $75,000 by October 28, 2016 (of which $33,034 had been incurred as at November 30, 2015) and make cash payments totalling $120,000 over five years (including $10,000 by October 28, 2016).

d)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last five years and no work was planned or budgeted for fiscal 2016. In addition, no new potential customer has been identified for the project’s calcium feldspar product. The current outlook as at November 30, 2015 for the Warren Township project remains unchanged. It is management’s view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at November 30, 2015 to be $nil.

e)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Rare Metals Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

6.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment	Building	Equipment	Improvements	Total
Cost
As at September 1, 2014	$101,507,002	$646,860	$330,659	$-	$671,583	$98,796	$103,254,900
Additions	1,615,243	-	-	74,455	9,301	-	1,698,999
Disposals	-	-	(29,103)	-	-	(4,202)	(33,305)
As at August 31, 2015	103,122,245	646,860	301,556	74,455	680,884	94,594	104,920,594
Additions	112,119	-	-	-	-	-	112,119

As at November 30, 2015	$103,234,364	$646,860	$301,556	$74,455	$680,884	$94,594	$105,032,713

Accumulated Depreciation
As at September 1, 2014	$-	$163,390	$213,538	$-	$510,770	$63,303	$951,001
Depreciation expense	-	28,788	39,550	537	48,649	15,775	133,299
Disposals	-	-	(26,793)	-	-	(4,202)	(30,995)
As at August 31, 2015	-	192,178	226,295	537	559,419	74,876	1,053,305
Depreciation expense	-	6,621	5,627	806	9,110	3,944	26,108
As at November 30, 2015	$-	$198,799	$231,922	1,343	$568,529	$78,820	$1,079,413

Net Book Value
As at August 31, 2015	$103,122,245	$454,682	$75,261	$73,918	$121,465	$19,718	$103,867,289
As at November 30, 2015	$103,234,364	$448,061	$69,634	$73,112	$112,355	$15,774	$103,953,300

Avalon Rare Metals Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

6.	Property, Plant and Equipment (continued)

a)	Nechalacho REE Project, Northwest Territories

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases.

The property was subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty. During the year ended August 31, 2012, the Company bought out the 3.0% NSR royalty for a cash payment of $2.0 million. The remaining 2.5% NSR royalty can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, which currently approximates $1.4 million.

During the year ended August 31, 2012, the Company entered into an accommodation agreement (the “Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Nechalacho REE Project, and provides for the DKFN to participate in the project economics.

In conjunction with the Accommodation Agreement, the Company had issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project. As at November 30, 2015, the Company has issued 40,000 warrants with a weighted average exercise price of $0.73 per share to the DKFN and these warrants have a weighted average remaining contract life of 3.2 years. The remaining 10,000 warrants will be issued on the next anniversary of the effective date (July 31, 2016) of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants, and will be subject to statutory restrictions on resale.

7.	Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance – September 1, 2014	$-
Increase relating to flow-through common shares issued	641,397
Decrease relating to CEE incurred	(347,589)

Balance – August 31, 2015	293,808
Decrease relating to CEE incurred	(205,644)

Balance – November 30, 2015	$88,164

Avalon Rare Metals Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

8.	Warrants Denominated in Foreign Currency

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) to purchase common shares of the Company at the beginning and end of the respective reporting periods:

	Number
	of Warrants	Amount

Balance – September 1, 2014	6,466,513	1,720,622
Decrease in fair value	-	(1,431,765)

Balance – August 31, 2015	6,466,513	288,857
Decrease in fair value	-	(163,039)

Balance – November 30, 2015	6,466,513	$125,818

These warrants are denominated in US$ and each warrant is exercisable into a common share of the Company at the original exercise price of US$0.56 per share until June 13, 2021 (“US$ Warrant”) and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at November 30, 2015 is US$0.5223.

In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, the fair value of these warrants had been classified as a financial liability at fair value through profit or loss and recorded at fair value at the time of issuance, and are re-measured at each financial statement reporting date. The fair value of these warrants has been re-measured as at November 30, 2015 using the Black-Scholes pricing model with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.92%; expected life of 5.5 years; and expected volatility of 61%, and the resulting change in value has been recorded as decrease in fair value of warrants denominated in foreign currency in the statement of comprehensive loss.

9.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

Avalon Rare Metals Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

9.	Share Capital (continued)

b)	Common Shares Issued and Outstanding

	Number	Amount

Balance – September 1, 2014	126,343,686	$158,553,485
Issued pursuant to:
equity offerings	26,391,796	7,936,631
exercise of options	50,000	15,282
Issuance costs – cash	-	(1,075,249)
Issuance costs – compensation warrants issued	-	(92,761)
Price premium of flow-through shares issued	-	(641,397)

Balance – August 31, 2015	152,785,482	$164,695,991
Issued pursuant to prospectus offering (i)	1,553,724	248,086
Issuance costs - cash	-	(24,700)

Balance – November 30, 2015	154,339,206	$164,919,377

i)

During the year ended August 31, 2014, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of the Company’s common shares as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using the Sales Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing) (the “First Supplement”).

The Company will pay Cowen a commission, or allow a discount, equal to 3.0% of the gross proceeds of all common shares sold under the Sales Agreement.

Pursuant to the Sales Agreement, as at August 31, 2015, the Company had issued 9,428,180 common shares for gross proceeds of $3,855,388 (US$3,439,916) and paid cash commissions totaling $115,661 (US$103,197). During the year ended August 31, 2014, the Company had also incurred other costs (primarily related to the preparation of the Sales Agreement and the First Supplement) of $399,032, of which $381,775 had been recognized as share issuance costs as at August 31, 2015, and the balance of $17,257 was recorded as prepaid transaction costs.

During the Quarter, the Company has issued 1,553,724 common shares for gross proceeds of $248,086 (US$187,696) pursuant to the Sales Agreement and paid cash commissions totaling $7,443 (US$5,631). The Company has recognized the balance of the prepaid transaction costs of $17,257 as share issuance costs.

The Sales Agreement expired in October 2015.

Avalon Rare Metals Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

9.	Share Capital (continued)

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective reporting periods:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance – September 1, 2014	1,252,500	(1)	$0.607
Issued pursuant to equity offerings	2,215,985		0.425
Issued pursuant to Accommodation Agreement	10,000		0.210

Balance – August 31, 2015 and November 30, 2015	3,478,485	(1)	$0.490

(1) Does not include the 6,466,513 US$ Warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 1.2 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Note 8, the Company also has 6,466,513 US$ Warrants outstanding as at November 30, 2015, with an adjusted exercise price of US$0.5223 per share. These US$ Warrants are exercisable until June 13, 2021.

The Company is also required to issue the following warrants:

i)	as disclosed in Note 6(a), issue 10,000 warrants to the DKFN on the next anniversary of the effective date of the Accommodation Agreement (July 31, 2016); and

ii)	issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of up to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

Avalon Rare Metals Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

9.	Share Capital (continued)

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2014	8,630,250	$2.02
Granted	2,620,000	0.27
Exercised	(50,000)	0.22
Expired	(1,200,250)	1.94
Forfeited	(225,000)	2.51

Balance – August 31, 2015	9,775,000	$1.56
Granted	140,000	0.17
Expired	(75,000)	1.80
Forfeited	(150,000)	2.13

Balance – November 30, 2015	9,690,000	$1.53

As at November 30, 2015, there were 6,880,000 options vested (August 31, 2015 – 6,570,000) with an average exercise price of $1.85 (August 31, 2015 - $1.89) .

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the Quarter was $107,255 (2014 - $354,121), of which $1,211 (2014 - $50,888) was capitalized to property, plant and equipment, $28,184 (2014 - $17,956) was capitalized as exploration and evaluation assets, $121 (2014 - $2,189) was charged to operations as general exploration expenses with the balance of $77,739 (2014 - $283,088) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

Avalon Rare Metals Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

9.	Share Capital (continued)

The weighted average assumptions for grants during the Quarter and the year ended August 31, 2015 are as follows:

	November 30,	August 31,
	2015	2015

Exercise price	$0.17	$0.27
Closing market price on day preceding date of grant	$0.17	$0.27
Risk-free interest rate	0.57%	0.94%
Expected life (years)	3.6	3.1
Expected volatility	66%	64%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.08	$0.12
Forfeiture rate	16%	17%

The following table summarizes information concerning outstanding and exercisable options as at November 30, 2015:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$8.00 - $8.62	300,000	300,000	0.4 years
$4.00 - $4.99	700,000	700,000	0.6 years
$3.00 - $3.99	500,000	500,000	1.0 years
$2.00 - $2.99	675,000	575,000	1.1 years
$1.00 - $1.99	1,990,000	1,613,750	1.8 years
$0.50 - $0.99	2,485,000	1,096,250	3.1 years
$0.17 - $0.49	3,040,000	2,095,000	3.5 years

	9,690,000	6,880,000

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at the beginning and end of the respective reporting periods:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance – September 31, 2014	554,273	0.61
Issued pursuant to equity offerings	1,178,339	0.31

Balance – August 31, 2015 and November 30, 2015	1,732,612	$0.45	(1)

(1)

554,273 of the compensation warrants outstanding as at August 31, 2014 and throughout the period to November 30, 2015 are denominated in US$. The effect of the change in the foreign exchange rate between the Canadian$ and the US$ has been reflected in the weighted average exercise price as at August 31, 2015 and November 30, 2015.

Avalon Rare Metals Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

9.	Share Capital (continued)

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at November 30, 2015, the Company has the following compensation warrants outstanding:

(i)	554,273 compensation warrants with an exercise price of US$0.56 per common share, which are exercisable until June 13, 2017;

(ii)	527,806 compensation warrants with an exercise price of $0.27 per common share, which are exercisable until December 19, 2016;

(iii)	650,533 compensation warrants with an exercise price of $0.34 per common share, which are exercisable until November 27, 2016.

10.	Corporate and Administrative Expenses

Corporate and administrative expenses for the three months ended November 30, 2015 and 2014 consist of the following:

	November 30,	November 30,
	2015	2014

Salaries, benefits and directors’ fees	$517,910	$579,276
Consulting and professional fees	135,110	285,291
Office, insurance and other expenses	123,017	128,276
Occupancy	75,972	81,964
Shareholders’ communications and filing fees	55,433	85,617
Travel and related costs	32,161	82,075

	$939,603	$1,242,499

Employees’ salaries, benefits and stock based compensation expensed for the Quarter totaled $533,698 (2014 – $703,337).

11.	Write-off of Land Acquisition Option Payments

The Company’s purchase option on a land parcel in Geismar, Louisiana expired on December 14, 2014, and accordingly, the option payments made totaling $212,960 for the purchase option were written off during the quarter ended November 30, 2014.

12.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There have been no material trading transactions with related parties during each of the three months ended November 30, 2015 and 2014.

Avalon Rare Metals Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

12.	Related Party Disclosures (continued)

b)	Compensation of key management personnel

The remuneration of directors and other members of the Company’s senior management team during each of the three months ended November 30, 2015 and 2014 are as follows:

	November 30,	November 30,
	2015	2014

Salaries, benefits and directors’ fees	$504,998	$557,519
Share based compensation(1)	85,211	273,800

	$590,209	$831,319

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

13.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value of the Company’s warrants denominated in a currency that is not the functional currency of the Company is based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at November 30, 2015. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Avalon Rare Metals Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

13.	Financial Instruments (continued)

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at November 30, 2015, the Company has current assets of $4,008,018 and current liabilities of $1,563,239. The adjusted working capital of the Company is $2,658,761 (calculated by adding back the deferred flow-through share premium of $88,164 and the liability for warrants denominated in foreign currency of $125,818 to the net current assets of $2,444,779). As the de-recognition of the balances of the deferred flow-through share premium and the liability for warrants denominated in foreign currency accounts will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk.

Repayments due by period as of November 30, 2015:

	Within	1-3	4-5
	1 Year	Years	Years	Total

Accounts payable and accrued liabilities	$1,349,257	$-	$-	$1,349,257
Operating lease obligations	227,915	626,374	420,062	1,274,351

	$1,577,172	$626,374	$420,062	$2,623,608

Market risk

(i)	Interest rate risk

The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at November 30, 2015, the Company had cash held in bank accounts of US$102,639 and accounts payable of US$17,999 denominated in US currency.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Avalon Rare Metals Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2015
(unaudited)

13.	Financial Instruments (continued)

Sensitivity analysis

Considering the Company’s budget expenditures for the balance of fiscal 2016 and its current cash and cash equivalents of $3,156,769, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss for the balance of fiscal 2016.

The Company had cash of US$102,639 and accounts payable of US$17,999 denominated in US currency as at November 30, 2015 and its anticipated on-going expenditures to be transacted in US dollars for the next nine month period is approximately US$240,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures for the balance of fiscal 2016.

14.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three months ended November 30, 2015 and 2014 are as follows:

	November 30,	November 30,
	2015	2014

Share based compensation capitalized as property, plant and equipment (note 9d)	$1,211	$50,888
Share based compensation capitalized as exploration and evaluation assets (note 9d)	28,184	17,956
Depreciation expense capitalized as property, plant and equipment	14,316	19,258
Depreciation expense capitalized as exploration and evaluation assets	2,221	-

	$45,932	$88,102

15.	Events After the Reporting Period

Subsequent to the end of the Quarter, the Company:

a)

completed a private placement and issued 6,000,000 flow-through units (“Flow-Through Unit”) at $0.125 per unit for gross proceeds of $750,000. Each Flow-Through Unit consists of one flow-through common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.175 per share, until December 24, 2017. In connection with the private placement, the Company paid finders’ fees of $45,000 and issued 360,000 non-transferrable finder’s compensation warrants. Each finder’s compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.125 per share until December 24, 2017;

b)

granted an aggregate of 885,000 stock options with a weighted average exercise price of $0.12 per share to certain employees of the Company. The weighted average contract life of these options was 5.0 years; and

c)	had 150,000 stock options with a weighted average exercise price of $4.07 per share expire.

Avalon Rare Metals Inc.	Page 20